Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information is based on Materialise N.V.’s (further referred to as “we”, ” us” and “our” or “Materialise”) historical consolidated financial information and ACTech Holding GmbH’s historical consolidated financial information as adjusted to give effect to the October 4, 2017 acquisition of ACTech Holding GmbH and its subsidiaries ACTech GmbH and ACTech North America Inc. (further referred to as “ACTech”). The unaudited pro forma condensed combined income statement for the year ended December 31, 2017 gives effect to the acquisition of ACTech as if it had occurred on January 1, 2017. No unaudited pro forma condensed combined statement of financial position as of December 31, 2017 has been prepared as the ACTech business combination has been fully reflected in the historical consolidated statement of financial position of Materialise as at December 31, 2017.

Materialise has acquired all the shares of ACTech and voting interest for a total purchase consideration in cash of K€ 27,370 (net of indemnification asset). The purchase consideration in cash was fully financed through a bank loan of K€ 28,000. As part of the acquisition, Materialise has also reimbursed the existing shareholder loans for a total amount of K€ 6,894 at the date of the acquisition.

Our historical consolidated financial information and that of ACTech have been adjusted in the unaudited pro forma condensed combined financial information to give effect to events that are (1) directly attributable to the acquisition, (2) factually supportable, and (3) expected to have a continuing impact on the combined results. The unaudited pro forma adjustments are based upon currently available information and assumptions that we believe to be reasonable. The pro forma adjustments and related assumptions are described in the notes accompanying the unaudited pro forma condensed combined financial information below.

The pro forma financial information and adjustments are preliminary and have been made solely for purposes of providing the unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the pro forma financial information presented and the combined company’s future results of operations and financial position. The actual results reported in future periods may differ significantly from that reflected in this pro forma financial information for a number of reasons, including but not limited to differences between the assumptions used to prepare this pro forma financial information and actual amounts, as well as cost savings from operating and expense efficiencies and potential income enhancements.

The unaudited pro forma condensed combined income statement does not reflect any prospective income enhancements or operating synergies that the combined company may achieve as a result of the acquisition or the costs to integrate the operations or the costs necessary to achieve these income enhancements and operating synergies. As a result, the pro forma information does not purport to be indicative of what the financial condition or results of operations would have been had the transaction been completed on the applicable dates of this pro forma financial information. The unaudited pro forma condensed combined income statement is for informational purposes only and does not purport to project the future results of operations after giving effect to the transaction.

You should read this unaudited pro forma condensed combined financial information in conjunction with the accompanying notes, our consolidated financial statements, which were filed in our Annual Report on Form 20-F on April 30, 2018, and the consolidated financial statements of ACTech which are included herein.

Proforma Condensed Combined Income Statement

For the year ended December 31, 2017

in 000€, except per share data	Materialise historical	ACTech 9 months ended September 30, 2017	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue	142,573	25,207	—		167,780
Cost of sales	(62,787)	(15,556)	24		(78,319)
Gross profit	79,786	9,651	24	A	89,461
Research and development expenses	(19,959)	—	—		(19,959)
Sales and marketing expenses	(39,109)	(2,434)	—		(41,543)
General and administrative expenses	(25,484)	(4,472)	543	D, E	(29,413)
Net other operating income / (expenses)	5,631	763	—		6,394
Operating profit	865	3,508	567		4,940
Financial expenses	(4,728)	(637)	88	B, C	(5,277)
Financial income	3,210	—	—		3,210
Share in loss of joint venture	(469)	—	—		(469)
(Loss) / profit before taxes	(1,122)	2,871	655		2,404
Income taxes	(534)	(1,334)	(239)	F	(2,107)
Net (loss) / profit for the period	(1,656)	1,537	416		297
Net (loss) / profit attributable to:					—
The owners of the parent	(1,656)	1,537	416		297
Non-controlling interest	—	—	—		—
Earnings per share attributable to ordinary owners of the parent
Basic	(0.03)				0.01
Diluted	(0.03)				0.01

Explanatory Notes

1.	Basis of Preparation

The following unaudited pro forma condensed combined financial information is derived from our audited historical consolidated income statement and that of ACTech for the year ended December 31, 2017, prepared in accordance with IFRS as issued by the IASB, adjusted to give effect to the acquisition of ACTech and the additional debt financing obtained necessary to finance the acquisition. The unaudited pro forma combined income statement for the year ended December 31, 2017 gives effect to the ACTech acquisition as if it had occurred on January 1, 2017.

The unaudited pro forma condensed combined financial statements are presented in thousands of euros (K€) and all “currency” values are rounded to the nearest thousand (€000), except when otherwise indicated.

2.	Preliminary Purchase Price Allocation

Materialise signed a share and purchase agreement on October 4, 2017 to acquire all of the shares and voting interest of ACTech for a total purchase consideration in cash of K€ 27,370 (net of indemnification asset).

The German-based ACTech Group is a specialist in producing limited runs of highly complex cast metal parts in a short timeframe.

The preliminary fair values of the identifiable assets and liabilities at the date of acquisition, as recorded in the historical consolidated balance sheet of Materialise, were:

in 000€	Preliminary fair value at acquisi- tion date
Assets
Technology	515
Customer relations	17,305
Other intangible assets	997
Property, plant & equipment	19,986
Deferred tax assets	503
Other non-current financial assets	56
Inventory	2,788
Trade receivables	5,176
Cash & cash equivalents	2,245
Other assets	542
Total Assets	50,113
Liabilities
Deferred tax liabilities	(6,017)
Deferred income	(1,298)
Loans & borrowings	(11,308)
Trade payables	(777)
Tax payables	(3,987)
Other liabilities	(9,063)
Total Liabilities	(32,450)
Total identified assets and liabilities	17,663
Goodwill	9,707
Acquisition price paid in cash	27,370

The preliminary accounting for the business combination resulted in fair values of K€ 17,305 for customer relationships, K€ 515 for patented technology, K€ 837 for order backlog, and K€ 2,048 for tax contingencies subject to an indemnification asset. Such intangible assets are being amortized over their respective useful economic lives of 20 years, 7 years and the period over which orders will be completed, respectively. The preliminary accounting may, once completed, still change the fair values of the property, plant and equipment, deferred income (grants related to property, plant and equipment) and inventory and may result in the application of different remaining useful lives and change in the depreciation charge. The impact of any fair value adjustment on inventory has a non-continuing impact and as such should not be considered for pro forma purposes.

The total acquisition-related costs recognized as an expense by Materialise in the general and administration expenses were K€ 609.

3.	Pro Forma Adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

A.	Reflects the adjustment of K€ 675 to the amortization expense of customer relationship and technology for a full year rather than the three months included in the historical consolidated income statement of Materialise. The pro forma adjustment also includes the reversal of amortization of the backlog intangible for K€ (699) charged to income for the period from acquisition to December 31, 2017, which does not have a continuing impact on the results of the Group.
B.	Reflects the impact of the additional interest expense of K€ 220 for the €28 million bank loan to finance the acquisition. Such loans are fixed over the duration of the term of the loan.
C.	Reflects the elimination of the interest expense of K€ 308 for the shareholder loans which have been reimbursed at the date of the acquisition.
D.	Reflects the impact of the application of the Materialise useful lives for intangible assets with a pro forma adjustment to the amortization expense of K€ (66).
E.	Reflects the elimination of the transaction costs of K€ 609 recognized in the historical consolidated income statement of Materialise as those expenses do not have a continuing impact on the results of the Group.
F.	Reflects the income tax impact of the pro forma adjustments based on an estimated effective tax rate for ACTech of 30.88%. There is no income tax impact assumed for the pro forma adjustments related to Materialise considering the tax loss carry forwards available (for which no deferred tax assets have been recognized).

4.	Adjustment to the historical ACTech Consolidated Income Statement

The historical ACTech consolidated income statement data reflects its results for the year ended December 31, 2017, while the audited historical Materialise consolidated income statement for the year ended December 31, 2017 includes the results of ACTech for the period from the date of acquisition to December 31, 2017. For the purpose of these unaudited pro forma condensed combined financial information, we have adjusted the “ACTech historical” column to reflect the consolidated income statement for the nine-month period ended September 30, 2017 only.

The consolidated income statement for the nine-month period ended September 30, 2017 has been derived as follows:

in 000€	ACTech historical— twelve-month period ended December 31, 2017	Adjustment— ACTech historical three-month period ended December 31, 2017	ACTech historical— nine-month period ended September 30, 2017
Revenue	35,172	(9,965)	25,207
Cost of sales	(22,391)	6,835	(15,556)
Gross profit	12,781	(3,130)	9,651
Sales and marketing expenses	(3,167)	733	(2,434)
General and administrative expenses	(5,792)	1,320	(4,472)
Net other operating income / (expenses)	1,148	(385)	763
Operating profit	4,970	(1,462)	3,508
Financial expenses	(925)	288	(637)
Financial income	19	(19)	—
Profit before tax	4,064	(1,193)	2,871
Income taxes	(1,582)	248	(1,334)
Net profit	2,482	(945)	1,537